December 8, 2016

VIA EDGAR CORRESPONDENCE

Ms. Samantha Brutlag
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
 Washington, DC 20549

Re:	Henderson Global Funds (the “Registrant”) (File Nos. 333-62270, 811-10399)

Dear Ms. Brutlag:

This letter responds to the comments on Post-Effective Amendment No. 100 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson International Small Cap Fund (the “Fund”) filed on EDGAR on July 15, 2016 that were provided to me by telephone on August 24, 2016 by the Staff of the Securities and Exchange Commission (the “Staff”).  Set forth below are the Staff’s comments and the Registrant’s responses.

1.         Comment:  Complete the annual fund operating expenses table in the section entitled “Fund Summary-Fees and Expenses of the Fund” and the expense example table in the section entitled “Fund Summary-Expense Example” of the Prospectus for the Fund as required by Form N-1A.  Include such disclosure in the response letter to the Staff.

Response:  Please see the tables set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Class I Shares	Class R6 Shares
Management Fees	0.99%	0.99%	0.99%	0.99%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (c)	3.54%	3.54%	3.54%	3.48%
Acquired Fund Fees and Expenses (d)	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	4.79%	5.54%	4.54%	4.48%
Fee Waiver and/or Expense Reimbursement (e)	(3.29)%	(3.29)%	(3.29)%	(3.23)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.50%	2.25%	1.25%	1.25%
(a)	A 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.
(b)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase.
(c)	Other Expenses are based on estimated amounts since the Fund has not yet commenced operations.
(d)	Acquired Fund Fees and Expenses are based on the indirect net expenses associated with the Fund’s investments in underlying investment companies. The estimates are based on the expected exposure to underlying investment companies and use the net expense ratio in the most recent publicly available financial statements for the underlying fund(s). Fees and expenses of foreign investment companies may be calculated in a manner that differs from US investment companies.

(e)	The Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses in order to limit total annual ordinary operating expenses, less distribution and service fees, to 1.24% of the Fund’s average daily net assets. The Fund’s Expense Limitation Agreement will remain in effect through July 31, 2020.
Expense Example
The example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the applicable class of Fund shares for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above. The expense example assumes that the adviser’s agreement to waive fees and/or reimburse expenses expires on July 31, 2020. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
	1-Year	3-Year
Class A	$719	$1,022
Class C	328	703
Class I	127	397
Class R6	127	397

You would pay the following expenses if you did not redeem your shares:

	1-Year	3-Year
Class A	$719	$1,022
Class C	228	703
Class I	127	397
Class R6	127	397

2.         Comment:  With respect to the footnote relating to the expense limitation of the Fund in the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus, please confirm that only the Board may terminate this waiver early and that the fee waiver will only be used to limit total annual ordinary operating expenses, less distribution and service fees.  State whether such fee waiver allows for recoupments.

Response:  The Registrant confirms that only the Board may terminate the waiver early and that the waiver operates to limit ordinary total operating expenses incurred by the Fund in any fiscal year, but excludes any distribution and services fees under Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and/or shareholder service fees, as set forth in the Expense Limitation Agreement relating to the Fund.  The Registrant notes that the waiver does not allow for recoupments.

3.         Comment:  In the first sentence of the first paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of non-US small market capitalization (“small cap”) companies, from at least three different countries.  Please revise the foregoing sentence to clarify that at least three different countries are outside of the US.

Response:  The first sentence will be revised to read as follows:  “Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of non-US small market capitalization (“small cap”) companies, from at least three different countries outside of the US.”

4.         Comment:  In the fourth paragraph of the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that it invests primarily in developed-market countries but may invest up to [25%] of its net assets in securities of issuers located in emerging markets.  Consider including a definition of emerging markets in the disclosure.

Response:  The Registrant has added the following disclosure:

“Emerging market countries are all countries represented by the MSCI Emerging Markets Index and/or those countries considered to be developing by the World Bank, the International Finance Corporation or the United Nations.  These countries typically are located in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa.”

5.         Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund, consider changing the name of the risk “Smaller and Less Seasoned Companies Risk” to “Small Capitalization and Less Seasoned Companies Risk”.

Response:  The Registrant has revised the disclosure in response to the Staff’s comment.

6.         Comment:  The Staff notes the disclosure concerning convertible securities in the section entitled “Additional Information about Investment Strategies and Risks-Additional Investment Strategies-Investment Risks-Convertible Securities Risk” of the Prospectus for the Fund.” Consider supplementing the disclosure concerning convertible securities in the Fund Summary section given the Fund’s investment strategies and the statement in the “Principal Investment Strategies” section that equity securities include, among other things, convertible securities.  Consider adding a description of convertible securities in the section entitled “Fund Summary-Principal Investment Strategies.”

Response:  Although equity securities are defined as including convertible securities, among other things, in the “Principal Investment Strategies” section, investments in convertible securities are not a principal investment strategy for the Fund and the Fund is expected to have limited exposure to such securities.  Consequently, the Registrant respectfully declines to add additional disclosure concerning convertible securities to the Fund Summary section.

7.         Comment:  In the section entitled “Additional Information about Investment Strategies and Risks-Additional Investment Strategies-Investment Risks-Defensive Investment Strategies” of the Prospectus for the Fund, consider adding “Risk” to “Defensive Investment Strategies.”

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

8.         Comment:  The second paragraph of the section entitled “Additional Information about Investment Strategies and Risks-Additional Investment Strategies-Investment Risks-Impact of Action by Other Shareholders” of the Prospectus for the Fund describes the risk of certain Henderson fund-of-funds investing in the Fund and risks associated with redemption activity by other Fund investors, among other things.  Consider whether similar disclosure should be added to the “Fund Summary-Principal Investment Strategies and Fund Summary-Principal Investment Risks” section of the Prospectus of the Fund.

Response: The Registrant does not consider the risk associated with investments in the Fund by certain Henderson fund-of-funds to be a principal risk for the Fund.  However, the Fund has revised the disclosure in the Fund Summary to address the risks associated with redemption activity by other Fund investors generally during the Fund’s initial period of operations.

9.         Comment:  In the section entitled “Additional Information about Investment Strategies and Risks-Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund discloses that if the Fund will notify shareholders if the Fund changes its investment objective.  With respect to the Fund’s policy to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a portfolio of equity securities issued by non-US small cap companies from at least three different countries, the Fund will give shareholders at least 60 days’ notice of any change to this policy.  The Staff has requested that the Registrant confirm that if the Fund changes the Fund’s 80% investment policy that it may be necessary to change the name of the Fund.

Response:  The Registrant confirms that if the Fund changes its 80% investment policy it may be necessary to change the name of the Fund, to the extent required by Rule 35d-1 under the 1940 Act.

10.       Comment:  In the section entitled “Investment Advisory and Other Services-Investment Adviser and Subadviser” in the Statement of Additional Information of the Fund, the Staff has requested that the Registrant confirm that the disclosure regarding the subadviser and the subadvisory fee rate meets the requirements set forth in Item 19 of Form N-1A.

Response:  The Registrant confirms that the disclosure regarding the subadviser and the subadvisory fee rate meets the requirements set forth in Item 19 of Form N-1A.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely, /s/ Francine S. Hayes Francine S. Hayes

cc: C. Golden

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